AH
6/27/2003

03015789

VF 6-26-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 32283

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/31/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICON Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
260 California Street, Suite 700
(No. and Street)

San Francisco (City) California (State) (Zip Code)

RECD S.E.C. JUN 24 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas W. Martin 212 418-4713
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Hays & Company
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICON Securities Corp., as of 3/31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REISNER MICHAEL ADAM
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02RE6058178
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 04/30/2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICON

Thomas W. Martin
President
Direct Dial: (212) 418-4713

June 23, 2003

SEC MAIL PROCESSING
RECEIVED
JUN 24 2003
WASH. D.C. 155 SECTION

NASD
525 Market Street
Suite 300
San Francisco, CA 94105

Re: Annual Audit

Dear Sir or Madam:

Reference is made to your letter of June 6, 2003, wherein you request certain information to be submitted in connection with ICON Securities Corp.'s ("ICON") 2002 annual filing made pursuant to Securities and Exchange Commission Pursuant to SEC Rule 17a-5(d). Pursuant to your requests, enclosed please find the following:

1. Supplemental report stating that no material inadequacies were found to have existed;

2. Designation of Accountant form;

3. ICON's Notice of Replacement of Accountant (the "Notice") pursuant to Rule 17a-5(f)(4)(iv);

4. KPMG LLP's letter acknowledging its dismissal and confirming the statements contained in the Notice;

5. A copy of Hays & Company, LLP's engagement letter.

6. Part III Facing Page.

Please note that there is no formal letter dismissing KPMG, as it was simply not retained to conduct the March 31, 2003 audit.

Thomas W. Martin
President
Direct Dial: (212) 418-4713

Please contact me with any questions.

Respectfully submitted,

ICON Securities Corp.

By: ______________________
Thomas W. Martin

cc: Securities and Exchange Commission
Division of Market Regulation
450 5th Street, N.W.
Washington, D.C. 20549

Securities and Exchange Commission
Pacific Regional Office
5670 Wilshire Boulevard
11th Floor
Los Angeles, California 90036 - 3648

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Financial Statements and Schedules

Year ended March 31, 2003

(With Independent Auditor's Report Thereon and
Supplemental Report on Internal Control)

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
ICON Securities Corp.

We have audited the accompanying statement of financial condition of ICON Securities Corp. (a wholly-owned subsidiary of ICON Capital Corp.) as of March 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICON Securities Corp. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hays & Company LLP

May 1, 2003
New York, New York

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Financial Condition

March 31, 2003

ASSETS

Cash and cash equivalents	$ 143,742
Due from affiliates	57,309
Prepaid expenses	20,254
Total assets	$ 221,305

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 65,220
Due to affiliate	5,725
Total liabilities	70,945
Commitments and contingencies (Notes 3 and 5)	
Stockholder's equity:	
Common stock; no par value; $1 stated value; authorized 200 shares; issued and outstanding 100 shares	100
Additional paid-in capital	23,100
Retained earnings	127,160
Total stockholder's equity	150,360
Total liabilities and stockholder's equity	$ 221,305

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Operations

Year ended March 31, 2003

Revenues	
Underwriting fees	$ 1,303,035
Expenses	
Selling, general and administrative (Note 3)	1,181,372
Regulatory fees and assessments	21,474
Total expenses	1,202,846
Income before provision for income taxes	100,189
Provision for income taxes	40,331
Net income	$ 59,858

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Changes in Stockholder's Equity

Year ended March 31, 2003

	Common Stock				
	Shares Outstanding	Stated Value	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at April 1, 2002	100	$ 100	$ 23,100	$ 212,302	$ 235,502
Dividends	-	-	-	(145,000)	(145,000)
Net income	-	-	-	59,858	59,858
Balance at March 31, 2003	100	$ 100	$ 23,100	$ 127,160	$ 150,360

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Cash Flows

Year ended March 31, 2003

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities	
Net income	$ 59,858
Changes in operating assets and liabilities to reconcile net income to net cash used in operating activities:	
Due to or from affiliates, net	(114,272)
Prepaid expenses	(6,142)
Accounts payable and accrued expenses	(9,592)
Net cash used in operating activities	(70,148)
Cash and cash equivalents, beginning of year	213,890
Cash and cash equivalents, end of year	$ 143,742

Supplemental Disclosure of Cash Flow Information

Income taxes paid	$ -
Interest paid	$ -

During the year ended March 31, 2003 non-cash activities included the following:

Dividend paid by reducing receivables from affiliate	$ 145,000
Due from related party	(145,000)
	$ -

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Notes to Financial Statements

Year ended March 31, 2003

1. Organization

ICON Securities Corp. (the "Company") was incorporated on April 2, 1982. The Company is a registered broker-dealer, a member of the National Association of Securities Dealers, Inc. (the "NASD") and is exempt from the requirements of Rule 15c3-3 of the Security and Exchange Commission (the "SEC") since the Company carries no customer funds or securities. The Company's primary business is to underwrite and sell units in publicly registered equipment leasing partnerships or limited liability companies.

On March 31, 2003 the Company's sole shareholder, ICON Holdings Corp. ("Holdings") transferred all of the Company's outstanding shares to ICON Capital Corp ("Capital" or the "Parent"), a wholly-owned subsidiary of Holdings. The transfer is not expected to have a significant impact on the financial condition, results of operations or cash flows of the Company.

2. Summary of Significant Accounting Policies

Basis of Financial Statements - The Company maintains its books and records on the accrual basis of accounting.

Cash and Cash Equivalents – The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents.

The Company's cash and cash equivalents are held at one financial institution and at times may exceed Federally insured limits.

Income Taxes - The Company is included in the consolidated federal income tax return of Holdings, which is the parent of Capital. It is the policy of Holdings and the Parent to allocate a tax provision or benefit to its subsidiaries based on the tax that would have been determined on a separate Company basis.

Revenue Recognition – Underwriting fees are recorded as units in the publicly registered equipment leasing entities are sold.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The Parent is the General Partner and/or Manager of seven publicly owned Partnerships or limited liability companies (collectively, "Entities"). The Company earns 100% of its underwriting fees from the sale of the securities (units or shares) of these Entities. During the year ended March 31, 2003, underwriting fees were derived from sales of units or shares of ICON Income Fund Nine, LLC. Sales of units for the other entities for which Capital is the General Partner were completed prior to April 2002. During the year ended March 31, 2003, $788,508 in selling, general and administrative expenses were

allocated to the Company from its Parent and its affiliates based on management's best estimate of the benefits derived by each member of the group.

The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

4. Income Taxes

Income taxes for the year ended March 31, 2003 consisted of $31,474 for federal taxes and $8,857 for state taxes.

5. Net Capital Requirements

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act"), the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under the Rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1. At March 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 0.97 to 1. At March 31, 2003, the Company had net capital of $72,797, which was $67,797 in excess of its required minimum net capital of $5,000.

The SEC may by order, restrict for a period of up to twenty business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

Schedule 1

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Supplementary information

March 31, 2003

Computation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

Computation of net capital:		
Total stockholder's equity		$ 150,360
Non-allowable assets:		
Due from affiliates	(57,309)	
Prepaid expenses	(20,254)	
Total non-allowable assets		(77,563)
Net capital		$ 72,797
Minimum net capital requirement		$ 5,000
Net capital in excess of minimum capital requirement		$ 67,797
AGGREGATE INDEBTEDNESS COMPUTATION		
Aggregate indebtedness		$ 70,945
Aggregate indebtedness as a percentage of net capital		97%

The above computation of net capital does not differ materially from the net capital computation as of March 31, 2002 filed by the Company in its Form X-17a-5, Part II A with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. on April 24, 2003.

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Members of
ICON Securities Corp.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplemental schedules of ICON Securities Corp. (the "Company") for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

May 1, 2003
New York, New York

ICON

Thomas W. Martin
President
Direct Dial: (212) 418-4713

June 11, 2003

Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Re: ICON Securities Corp.'s ("ICON") Notice of Replacement of Accountant

Gentlemen:

Pursuant to SEC Rule 17a-5(f)(4)(iv), this will serve as ICON's notice that Hays & Company, LLP has been engaged as of April 24, 2003 to become the independent auditors of ICON and to give an audit opinion covering the financial statements of ICON as of March 31, 2003 and for the year then ended, without any formal notice having been given to KPMG LLP, ICON's former accountants.

This Notice will confirm that (i) there are no problems which existed in the twenty-four (24) months of KPMG's engagement preceding March 31, 2002 relating to any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or compliance with applicable rules of the SEC, which, if they had not been resolved to the satisfaction of KPMG, would have caused KPMG to make reference to such problems in its audit reports; and (ii) KPMG's audit reports with respect to ICON's financial statements as of March 31, 2002 and 2001 and for the years then ended did not contain an adverse opinion, disclaimer of opinion, or qualification.

Respectfully submitted,

ICON Securities Corp.

By: ____________________
Thomas W. Martin, President

Notice Pursuant to Rule 17a-5(f)(2) - DESIGNATION OF ACCOUNTANT

(i) Broker or Dealer

Name: ICON Securities Corp.

Address: 260 California Street, San Francisco, CA 94111

Telephone: 800-511-4264

SEC Registration Number: 8-32283

NASD Registration Number: 15487

(ii) Accounting Firm

Name: Hays & Company, LLP

Address: 477 Madison Avenue New York, NY 10022

Telephone: 212-572-5500

Accountant's Registration Number: ______

(iii) Audit date covered by the Agreement: March 31 2003
(Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(X) is for the annual audit only for the fiscal year ending 2003*

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a

public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD Regulation may deem the audit of the broker-dealer to not have been filed.

Signature: ____________________

Name: ____________________ Thomas W. Martin
President

(By Firm's FINOP or President)

Title: ____________________ Date: 6/23/03

KPMG

757 Third Avenue
New York, NY 10017

National Association of Securities Dealers, Inc.
525 Market Street, Suite 300
San Francisco, CA 94105-711

Securities and Exchange Commission
Division of Market Regulation
450 Fifth Street, N.W.
Washington, DC 20459

Securities and Exchange Commission
Pacific Regional Office
5670 Wilshire Boulevard – 11th Floor
Los Angeles, CA 90036-3648

June 16, 2003

NOTICE PURSUANT TO RULE 17a-5 (f)(4)

Ladies and Gentlemen:

Pursuant to Rule 17a-5(f)(4), we are responding to the notice of ICON Securities Corp. dated June 11, 2003 pertaining to their changing independent accountants as of and for the year ending March 31, 2003.

We have read the notice dated June 11, 2003 sent to the Commission, and we agree with the information contained in the letter.

KPMG LLP

David L. Cornish
Partner

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

April 24, 2003

Mr. Thomas W. Martin
Executive Vice President
ICON Securities Corp.
C/O ICON CAPITAL CORP.
100 Fifth Avenue, 10th. Floor
New York, NY 10011

Re: Engagement of Hays & Company LLP

Dear Mr. Martin:

We are pleased to serve as your independent auditors. This letter will confirm our understanding of the terms and objectives of our audit of the financial statements of ICON Securities Corp. (the "Company") for the year ended March 31, 2003.

ENGAGEMENT SERVICES

Annual audit. We will audit the balance sheet of the Company as of March 31, 2003 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, for the purpose of expressing an opinion on them. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. If circumstances preclude us from issuing an unqualified opinion, we will discuss the reasons with you in advance. A report will not be issued for this engagement if we are unable to complete the audit.

We will conduct our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. Accordingly, a material misstatement may remain undetected. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Accordingly, the areas and number of transactions selected for testing will involve judgment. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We will also audit the financial information necessary for the schedules required by Rule 17a-5 of the Securities and Exchange Commission. We believe that our audit will provide a reasonable basis for our opinion.

Our procedures will include tests of documentary evidence supporting the transactions recorded in the accounts and direct confirmation of receivables and certain other assets and liabilities by correspondence with selected customers, creditors, legal counsel and banks. Additionally, as auditors we must necessarily rely upon the integrity and cooperation of management and assistance of your accounting staff. At the conclusion of our audit, we will request certain written representations from you that, among other things, will confirm management's responsibility for the preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, attesting to the completeness and truthfulness of representations and disclosures made to us during the course of our work, the completeness and availability of all minutes of meetings, and, to the best of your knowledge and belief, the absence of irregularities involving management or those employees who have significant roles in the Company's internal control.

The safeguarding of assets, evaluation of honesty of employees, maintenance of accurate accounting records and adequate internal control, selection and application of accounting policies, accuracy of financial statements (including adequate disclosures), and compliance with relevant laws and regulations are the responsibilities of management that cannot be delegated to us as auditors. You are also responsible for adjusting the financial statements to correct material misstatements and for confirming to us in the management representation letter that the effects of any uncorrected misstatements aggregated by us during the current engagement pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. Any participation by us in preparing the financial statements, adjusting entries or disclosures increases management's responsibility to assure that the result is not misleading.

Our audit is designed to provide reasonable assurance of detecting misstatements that, in our judgment, could have a material effect on the financial statements taken as a whole. Our audit is not a special audit for the purpose of fraud detection, nor is it a detailed check of transactions of the accounting records. Consequently, our audit will not necessarily detect all misstatements that might exist due to error, fraudulent financial reporting, or misappropriation of assets. The Company's management is responsible for establishing and maintaining a sound system of internal control, which is the best means of preventing or detecting errors, fraudulent financial reporting, and misappropriation of assets. However, we will inform you of all matters of fraud and material errors, and all illegal acts, unless they are clearly inconsequential that may come to our attention. Our responsibility as an auditor is limited to the period covered by our audit and does not extend to any later periods for which we are not engaged as auditors.

An audit includes obtaining an understanding of internal control sufficient to plan the audit and to determine the nature, timing and extent of audit procedures to be performed. Our audit cannot be relied upon to disclose significant deficiencies in the design or operation of internal control ("reportable conditions"). However, we will either prepare, as part of our audit, a letter including comments on reportable conditions or other deficiencies we have observed in the Company's internal control and possible ways to improve the efficiency of your operations, or discuss such matters with you as they may arise.

As part of the engagement we will ensure that certain additional matters are communicated to the appropriate members of management. Such matters include (1) the initial selection of and changes in significant accounting policies and their application; (2) the process used by management in formulating particularly sensitive accounting estimates and the basis for our conclusions regarding the reasonableness of those estimates; (3) audit adjustments that could, in our judgment, either individually or in the aggregate, have a significant effect on your financial reporting process; (4) any disagreements with management, whether or not satisfactorily resolved, about matters that individually or in the aggregate could be significant to the financial statements or our report; (5) our views about matters that were the subject of management's consultation with other accountants about auditing and accounting matters; (6) major issues that were discussed with management in connection with the retention of our services, including, among other matters, any discussions regarding the application of accounting principles and auditing standards; and (7) serious difficulties that we encountered in dealing with management related to the performance of the audit. In addition, we will discuss with you significant accounting, reporting and other requirements and developments in regulatory issues affecting the Company, including, but not limited to, the Sarbanes-Oxley Act and the Securities and Exchange Commission.

We will confirm to you in writing our agreement, or disagreement, regarding the Company's recording of material transactions entered into during the year, including appropriate disclosures of the transactions in the financial statements.

If you intend to publish or otherwise reproduce the financial statements and make reference to our Firm, you agree to provide us with printers' proofs or masters for our review and approval before printing. You also agree to provide us with a copy of the final reproduced material for our approval before it is distributed.

Special services. We are, of course, available to assist you in other areas of tax, accounting and general management advisory services should the need arise. In the event the Company wishes to engage Hays & Company LLP to perform additional services, such services will be discussed in advance with management, a fee estimate will be provided by the Firm and agreed to with management, and the additional services will be formalized into a letter agreement between the Firm and the Company. This agreement will then be approved and signed by one of the principals of ICON Capital Corp. ("ICON"). For this purpose, and all situations requiring "written consent" by ICON, any one of the following three individuals can provide such written consent: Beaufort J.B. Clarke, Paul B. Weiss or Thomas W. Martin. No other persons at ICON have the authority to provide such written consent to Hays & Company LLP in matters requiring written consent. For the further avoidance of doubt, all situations which may require any fees, costs or expenses above the actual fees described below, shall require written consent as described above.

ADMINISTRATIVE MATTERS

Assistance. To facilitate meeting our mutual objectives and the timely completion of our work, the Company will provide Hays & Company LLP with adequate working space. Additionally, assistance to be supplied by your personnel will be provided in a timely manner as mutually agreed upon and is normal and reasonable in the circumstances. Such assistance includes preparation of the financial statements, including footnote disclosures, preparation of required schedules, analyses of accounts, communication of all significant accounting and financial reporting matters as well as clerical assistance. In the event any action or inaction of ICON is impairing our ability to perform in a timely manner, a detailed account in writing of such actions or inactions will be delivered to a principal of ICON in order for ICON to be in a position to timely rectify the situation.

Hays & Company LLP

Access to working papers. The working papers for this engagement are the property of Hays & Company LLP and constitute confidential information. Except as required by law or in accordance with professional standards, any requests for access to our working papers will be discussed with you prior to making them available to requesting parties.

Fees. Our fees for these, as well as all other services, are based on the amount of time required at standard billing rates in effect at the time services are rendered. Our rates currently range from $90 to $400 per hour for professionals plus out-of-pocket expenses. Our billing rates change, generally annually on a calendar year basis. Our invoices are sent monthly and are due and payable upon presentation.

As a result of our planning process, we will perform and complete the above-described professional services for a fee of $7,500. If the Company is unable to provide the assistance described above, this fee will be revised to reflect the additional services, if any, required of us to complete the services.

Agreement. If the foregoing is in accordance with your understanding, please sign and return to us the duplicate copy of this letter provided for that purpose.

We appreciate this opportunity to continue to serve you.

Sincerely,

HAYS & COMPANY LLP

BY: John Basile
John A. Basile, CPA
Partner

ACCEPTED:

ICON Securities Corp.

BY: ______________________
Mr. Thomas W. Martin
~~Executive Vice~~ President

DATE: 5/13/03